

October 28, 2010

Paul D. Cataldo
Deputy General Counsel
GSI Commerce, Inc.
935 First Avenue
King of Prussia, Pennsylvania 19406

     Re: GSI Commerce, Inc.
            Form 10-K for Fiscal Year Ended January 2, 2010
            Filed March 5, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed April 13, 2010
            File No. 000-16611

Dear Mr. Cataldo:

     We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     H. Christopher Owings
                     Assistant Director